Exhibit 99.2

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited
on behalf of the Board of Directors

The   undersigned   hereby  appoints   Itsik   Barabi   and   Naor   Yosef   and   each  of  them,   with   full  power   of substitution  and  power  to  act  alone,  as proxies  to  vote  all  the  ordinary  shares which  the  undersigned  would  be entitled  to  vote  if  personally  present and  acting  at  the  Annual  General  Meeting  of Shareholders  of G.  Willi-Food International  Ltd., to be  held  at  9:00  AM (Eastern Standard Time  (4:00  p.m.  Israel  time))  on  November 14,  2024  at the  offices  of  the  Company,  4  Nahal  Harif  Street, Northern   Industrial  Zone, Yavne   8122216  Israel,  and   at  any adjournments  or postponements thereof.

This  proxy,   when   properly   executed, will  be  voted in  the  manner   directed  herein.   If  no  such direction  is made,  this  proxy  will be  voted in accordance  with  the  Board  of  Directors'  recommendations.

(Continued and to be signed on the reverse side)

PROXY CARD FOR ANNUAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

November 14, 2024

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
	1.	To approve the election of Ms. Ayelet Nir as an external director of the Company for a first term of three years commencing on the date of approval by the shareholders in the Meeting.	☐	☐	☐

			YES	NO
1a.
Are you a controlling shareholder in the Company (as defined in the proxy statement) or do you have a personal interest (as defined in the proxy statement) in the approval of proposal 1? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).
			☐	☐

			FOR	AGAINST	ABSTAIN
	2.	To approve the election of Mr. Idan Ben-Shitrit as an external director of the Company for a third term until August 1, 2027.	☐	☐	☐

			YES	NO
	2a.	Are you a controlling shareholder in the Company or do you have a personal interest in the approval of proposal 2? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐

			FOR	AGAINST	ABSTAIN
	3.	A) To re-elect Mr. Zwi Williger as a director of the Company, to hold office subject to the Company’s Articles of Association and the Companies Law.	☐	☐	☐

			FOR	AGAINST	ABSTAIN
		B) To re-elect Mr. Joseph Williger as a director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.	☐	☐	☐

			FOR	AGAINST	ABSTAIN
	4.	To approve the election of Mr. Shlomo Gold as an independent director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.	☐	☐	☐

			FOR	AGAINST	ABSTAIN
	5.	To appoint BDO Ziv Haft as the Company's independent accounting firm for the year ending December 31, 2023 and for the period until the next Annual General Meeting of the Company's shareholders.	☐	☐	☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.